EXHIBIT 12.1

SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

(Unaudited)

	Twenty-six Weeks Ended
	December 31, 2005		January 1, 2005
Fixed charges:
Interest expense	$150		$137
Interest portion of rental expense	33		29

Total fixed charges before capitalized interest	183		166
Capitalized interest	10		4

Total fixed charges	$193		$170

Earnings available for fixed charges:
Income before income taxes	$549	(a)	$781	(b)
Less undistributed (loss) income in minority-owned companies	(1)		—
Add minority interest in majority-owned subsidiaries	4		3
Add amortization of capitalized interest	7		8
Add fixed charges before capitalized interest	183		166

Total earnings available for fixed charges	$742		$958

Ratio of earnings to fixed charges	3.8		5.6

(a) - In the first six months of fiscal 2006, the corporation recorded a charge of $57 million in income from continuing operations before income taxes in connection with certain restructuring activities. Also, during the first six months of fiscal 2006, the corporation recognized $114 million of contingent sales proceeds from the disposal of its European tobacco business in 1999.

(b) - In the first six months of fiscal 2005, the corporation recorded income of $16 million in income from continuing operations before income taxes in connection with certain restructuring activities. Also, during the first six months of fiscal 2005, the corporation recognized $117 million of contingent sales proceeds from the disposal of its European tobacco business in 1999.